Exhibit 12.1

Statement Regarding Computation of Earnings to Fixed Charges of Security Bank Corporation

	For the Years Ended December 31,
	2005	2004	2003	2002	2001
Ratio 1—Including Deposit Interest
Earnings:
Income Before Tax	25,495,271	19,258,960	13,585,817	8,330,813	6,860,132
Fixed Charges	28,014,058	14,528,500	13,040,620	12,243,940	16,738,347

Total	53,509,329	33,787,460	26,626,437	20,574,753	23,598,479

Fixed Charges:
Interest Expense	27,839,279	14,372,867	12,912,287	12,109,723	16,586,369
Amortization of placement fee for trust preferred securities	15,000	15,000	15,000	1,250	—
Portion of rents representative of the interest factor (1/3) of rental expense	159,779	140,633	113,333	132,967	151,978

	28,014,058	14,528,500	13,040,620	12,243,940	16,738,347

Earnings to Fixed Charges	1.91	2.33	2.04	1.68	1.41

Ratio 2—Excluding Deposit Interest
Earnings:
Income Before Tax	25,495,271	19,258,960	13,585,817	8,330,813	6,860,132
Fixed Charges	4,286,525	2,826,962	2,721,205	2,403,544	2,968,362

Total	29,781,796	22,085,922	16,307,022	10,734,357	9,828,494

Fixed Charges:
Interest Expense	27,839,279	14,372,867	12,912,287	12,109,723	16,586,369
Interest expense on deposits	(23,727,533)	(11,701,538)	(10,319,415)	(9,840,396)	(13,769,985)

Interest expense excluding deposits	4,111,746	2,671,329	2,592,872	2,269,327	2,816,384

Amortization of placement fee for trust preferred securities	15,000	15,000	15,000	1,250	—
Portion of rents representative of the interest factor (1/3) of rental expense	159,779	140,633	113,333	132,967	151,978

	4,286,525	2,826,962	2,721,205	2,403,544	2,968,362

Earnings to Fixed Charges	6.95	7.81	5.99	4.47	3.31